UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 333-201017

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RIVERVIEW FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RIVERVIEW FINANCIAL CORPORATION

3901 North Front Street

Harrisburg, Pennsylvania 17110

SUMMARY ANNUAL REPORT

RIVERVIEW FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

This is a summary of the annual report for Riverview Financial Corporation 401(k) Retirement Plan (Employee Identification Number 38-3917371, Plan 001) for January 1, 2016 through December 31, 2016. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided from the trust fund. Plan expenses were $857,192. These expenses included $5,692 in administrative expenses and $850,850 in benefits paid to participants and beneficiaries, $0 in certain deemed and/or corrective distributions, and $650 in other expenses. A total of 138 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive the benefits.

The value of plan assets, after subtracting liabilities of the plan, was $4,799,080 as of the end of the plan year, compared to $4,275,235 as of the beginning of the plan year. During the plan year, the plan experienced a change in its net assets of $523,845. This change includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan’s assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $1,381,037, including employer contributions of $188,872, employee contribution of $330,682, other contributions/other income of $377,912 and earnings from investments of $483,571.

Information Regarding Plan Assets

The U.S. Department of Labor’s regulations require an independent qualified public accountant audit the plan’s financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the plan year beginning January 1, 2016 and therefore has not had an audit performed. Instead, the following information is provided to assist you in verifying that the assets reported on the Form 5500 were actually held by the plan.

At the end of the year, the plan had qualifying plan assets at the following institution:

Reliance Trust Company     $4,423,502

The plan receives year-end statements from this regulated financial institution that confirm the above information.

The remainder of the plan’s assets was held in individual participant accounts with investments directed by participants and beneficiaries and with account statements from the regulated financial institutions furnished to the participant or beneficiary at least annually, qualifying employer securities and loans to participants and other qualifying assets.

Plan participants and beneficiaries have a right, on request and free of charge, to get copies of the financial institution year-end statements. If you want to examine or get copies of the financial institution year-end statements, please contact the Plan Administrator’s Customer Service at 701 Westchester Avenue, Suite 320e, White Plains, NY 10604 and phone number, 866-633-4015.

If you are unable to obtain or examine copies of the regulated financial institution statements, you may contact the regional office of the U.S. Department of Labor’s Employee Benefits Security Administration (EBSA) for assistance by calling toll-free 866-444-EBSA (3272). A listing of EBSA regional offices can be found at http://www.dol.gov/ebsa.

General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at http://www.dol.gov/ebsa under the heading “Frequently Asked Questions”.

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. To obtain a copy of the full annual report, or any part thereof, write or call the office of Pentegra Customer Service, who is a representative of the plan administrator at 701 Westchester Avenue, Suite 320e, White Plains, NY 10604 and phone number, 866-633-4015.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan: 701 Westchester Avenue, Suite 320e, White Plains, NY 10604 and phone number, 866-633-4015, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

Form 5500	Annual Return/Report of Employee Benefit Plan	OMB Nos. 1210-0110 1210-0089
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	This form is required to be filed for employee benefit plans under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6057(b) and 6058(a) of the Internal Revenue Code (the Code). ▸ **Complete all entries in accordance with the instructions to the Form 5500.**	**2016** **This Form is Open to Public Inspection**

Part I Annual Report Identification Information

For calendar plan year 2016 or fiscal plan year beginning 01/01/2016 and ending 12/31/2016

A This return/report is for:
- ☐ a multiemployer plan
- ☐ a multiple-employer plan (Filers checking this box must attach a list of participating employer information in accordance with the form instructions.)
- ☒ a single-employer plan
- ☐ a DFE (specify) ____

B This return/report is:
- ☐ the first return/report
- ☐ the final return/report
- ☐ an amended return/report
- ☐ a short plan year return/report (less than 12 months)

C If the plan is a collectively-bargained plan, check here ▸ ☐

D Check box if filing under:
- ☐ Form 5558
- ☐ automatic extension
- ☐ the DFVC program
- ☐ special extension (enter description)

Part II Basic Plan Information—enter all requested information

1a Name of plan RIVERVIEW FINANCIAL CORPORATION 401(K) RETIREMENT PLAN	**1b** Three-digit plan number (PN) ▸ 001 **1c** Effective date of plan 01/01/2009
2a Plan sponsor's name (employer, if for a single-employer plan) Mailing address (include room, apt., suite no. and street, or P.O. Box) City or town, state or province, country, and ZIP or foreign postal code (if foreign, see instructions) Riverview Financial Corporation 3901 North Front Street Harrisburg PA 17110	**2b** Employer Identification Number (EIN) 38-3917371 **2c** Plan Sponsor's telephone number 717-957-2196 **2d** Business code (see instructions) 522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	Signature of plan administrator	Date	Rich Rausser Enter name of individual signing as plan administrator
SIGN HERE	Signature of employer/plan sponsor	Date	Enter name of individual signing as employer or plan sponsor
SIGN HERE	Signature of DFE	Date	Enter name of individual signing as DFE

Preparer's name (including firm name, if applicable) and address (include room or suite number)	Preparer's telephone number

For Paperwork Reduction Act Notice, see the Instructions for Form 5500. Form 5500 (2016)

Form 5500 (2016) Page 2

3a Plan administrator's name and address ☐ Same as Plan Sponsor PENTEGRA SERVICES INC. 701 WESTCHESTER AVENUE SUITE 320E WHITE PLAINS NY 10604		**3b** Administrator's EIN 13-3745616 **3c** Administrator's telephone number 800-872-3473	
4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report: **a** Sponsor's name		**4b** EIN **4c** PN	
5 Total number of participants at the beginning of the plan year		**5**	108
6 Number of participants as of the end of the plan year unless otherwise stated (welfare plans complete only lines **6a(1), 6a(2), 6b, 6c,** and **6d**).			
a(1) Total number of active participants at the beginning of the plan year		**6a(1)**	87
a(2) Total number of active participants at the end of the plan year		**6a(2)**	117
b Retired or separated participants receiving benefits		**6b**	21
c Other retired or separated participants entitled to future benefits		**6c**	0
d Subtotal. Add lines **6a(2), 6b,** and **6c**		**6d**	138
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits		**6e**	0
f Total. Add lines **6d** and **6e**		**6f**	138
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)		**6g**	121
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested		**6h**	6
7 Enter the total number of employers obligated to contribute to the plan (only multiemployer plans complete this item)		**7**	

8a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristics Codes in the instructions:
2E 2F 2G 2J 2K 2R 2T 3D 3H

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristics Codes in the instructions:

9a Plan funding arrangement (check all that apply)		**9b** Plan benefit arrangement (check all that apply)	
(1) ☐	Insurance	(1) ☐	Insurance
(2) ☐	Code section 412(e)(3) insurance contracts	(2) ☐	Code section 412(e)(3) insurance contracts
(3) ☒	Trust	(3) ☒	Trust
(4) ☐	General assets of the sponsor	(4) ☐	General assets of the sponsor

10 Check all applicable boxes in 10a and 10b to indicate which schedules are attached, and, where indicated, enter the number attached. (See instructions)

a Pension Schedules

(1) ☒ **R** (Retirement Plan Information)

(2) ☐ **MB** (Multiemployer Defined Benefit Plan and Certain Money Purchase Plan Actuarial Information) - signed by the plan actuary

(3) ☐ **SB** (Single-Employer Defined Benefit Plan Actuarial Information) - signed by the plan actuary

b General Schedules

(1) ☐ **H** (Financial Information)

(2) ☒ **I** (Financial Information – Small Plan)

(3) ☐ ___ **A** (Insurance Information)

(4) ☐ **C** (Service Provider Information)

(5) ☐ **D** (DFE/Participating Plan Information)

(6) ☐ **G** (Financial Transaction Schedules)

Part III Form M-1 Compliance Information (to be completed by welfare benefit plans)
11a If the plan provides welfare benefits, was the plan subject to the Form M-1 filing requirements during the plan year? (See instructions and 29 CFR 2520,101-2.) Yes No
If “Yes” is checked, complete lines 11b and 11c.
11b Is the plan currently in compliance with the Form M-1 filing requirements? (See Instructions and 29 CFR 2520.101-2.) Yes No
11c Enter the Receipt Confirmation Code for the 2016 Form M-1 annual report. If the plan was not required to file the 2016 Form M-1 annual report, enter the Receipt Confirmation Code for the most recent Form M-1 that was required to be filed under the Form M-1 filing requirements. (Failure to enter a valid Receipt Confirmation Code will subject the Form 5500 filing to rejection as incomplete.)
Receipt Confirmation Code.

SCHEDULE I Financial Information—Small Plan omb no. 1210-0110
Department of the Treasury Internal Revenue Service
This schedule is required to be filed under section 104 of the Employee 2016
Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the
Departtment of Labor Internal Revenue Code (the Code).
This Form is Open to Public
Employee Benefits Security Administration Inspection
File as an attachment to Form 5500.
Pension Benefit Guaranty Corporation
Schedule I (Form 5500) 2016
For Paperwork Reduction Act Notice, see the Instructions for Form 5500.
For calendar plan year 2016 or fiscal plan year beginning
01/01/2016
and ending
12/31/2016
Schedule I (Form 5500) 2016
For Paperwork Reduction Act Notice, see the Instructions for Form 5500.
A Name of plan
RIVERVIEW FINANCIAL CORPORATION 401 (K) RETIREMENT PLAN B Three-digit plan number (PN) 001
C Plan sponsor’s name as shown on line 2a of Form 5500 D Employer Identification Number (EIN)
Riverview Financial Corporation 38-3917371
Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H If reporting as a large plan or DFE.
Part I Small Plan Financial Information
Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar.
1 Plan Assets and Liabilities:
a Total plan assets
b Total plan liabilities
C Net plan assets (subtract line 1b from line 1a).
1a
1b
1c
(a) Beginning of Year
4, 275,235
4, 275,235
(b) End of Year
4,799,080
4,799,080
Income, Expenses, and Transfers for this Plan Year:
Contributions received or receivable:
(1) Employers
(2) Participants
(3) Others (including rollovers)
Noncash contributions
Other income
Total Income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)..
Benefits paid (including direct rollovers)
Corrective distributions (see instructions)
Certain deemed distributions of participant loans
(see instructions)
Administrative service providers (salaries, fees, and
commissions)
Other expenses
Total expenses (add lines 2e, 2f, 2g, 2h, and 21)
Net income (loss) (subtract line 2j from line 2d)
Transfers to (from) the plan (see instructions)
2a(1)
2a(2)
2a(3)
2b
2c
2d
2e
2f
2g
2h
2i
2j
2I
2k
(a) Amount
188,872
330,682
377,912
483,571
850,850
5, 692
650
(b) Total
1,381,037
857,192
523,845
Specific Assets: If the plan held assets at any time during the plan year in any of the following categories, check “Yes” and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan’s interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.
Partnership/joint venture interests
Employer real property
Real estate (other than employer real property)..
Employer securities
Participant loans
Loans (other than to participants)
Tangible personal property
Yes No Amount
3a X
3b [X]
3c _X
3d X 290,940
3e X 84, 639
3f X _
3g X
Schedule I (Form 5500) 2016

Part II Compliance Questions
4 During the plan year: Yes No Amount
a Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer “Yes” for any prior year failures until fully corrected. (See instructions and DOL’s Voluntary Fiduciary Correction Program.) 4a
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant’s account balance 4b
C Were any leases to which the plan was a party in default or classified during the year as uncollectible? 4c
d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.) 4d
e Was the plan covered by a fidelity bond? 4e 3,000, 000
f Did the plan have a loss, whether or not reimbursed by the plan’s fidelity bond, that was caused by fraud or dishonesty? 4f
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser? 4g
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser? 4h
i Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest? 4i
j Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC? 4j
k Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If “No,” attach an IQPA’s report or
2520.104-50 statement. (See instructions on waiver eligibility and conditions.) x
I Has the plan failed to provide any benefit when due under the plan? 4I
m If this is an individual account plan, was there a blackout period? (See instructions and 29
CFR 2520.101-3.) 4m
n If 4m was answered “Yes,” check the “Yes” box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3 4n
O Defined Benefit Plan or Money Purchase Pension Plan Only:
Were any distributions made during the plan year to an employee who attained age 62 and had not separated from service? 4o
5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year?
If “Yes,” enter the amount of any plan assets that reverted to the employer this year [] Yes [x|No Amount:
5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)
5b(1)Name of plan(s) 5b(2)EIN(s) 5b(3) PN(s)
5c If the plan is a defined benefit plan, is it covered under the PBGC insurance program (See ERISA section 4021.)? [] Yes [] No [] Not determined.
If “Yes” Is checked, enter the My PAA confirmation number from the PBGC premium filing for this plan year. (See instructions.)
6a Name of trust 6b Trust’s EIN
6c Name of trustee or custodian 6d Trustee’s or custodian telephone number

SCHEDULE R (Form 5500)	Retirement Plan Information	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code). ▶ File as an attachment to Form 5500.	2016 This Form is Open to Public Inspection.

For calendar plan year 2016 or fiscal plan year beginning 01/01/2016 and ending 12/31/2016

A Name of plan RIVERVIEW FINANCIAL CORPORATION 401(K) RETIREMENT PLAN	B Three-digit plan number (PN) ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 Riverview Financial Corporation	D Employer Identification Number (EIN) 38-3917371

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions **1** 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits):

EIN(s): 42-1558009 ____________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section of 412 of the Internal Revenue Code or ERISA section 302, skip this Part.)

4 Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)? .... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 8.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions and enter the date of the ruling letter granting the waiver. **Date:** Month ________ Day ________ Year ________

If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.

6 a Enter the minimum required contribution for this plan year (include any prior year accumulated funding deficiency not waived) **6a**

b Enter the amount contributed by the employer to the plan for this plan year **6b**

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) **6c**

If you completed line 6c, skip lines 8 and 9.

7 Will the minimum funding amount reported on line 6c be met by the funding deadline? .... ☐ Yes ☐ No ☐ N/A

8 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure or other authority providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? .... ☐ Yes ☐ No ☐ N/A

Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box. If no, check the "No" box. .... ☐ Increase ☐ Decrease ☐ Both ☐ No

Part IV ESOPs (see instructions). If this is not a plan described under Section 409(a) or 4975(e)(7) of the Internal Revenue Code, skip this Part.

10 Were unallocated employer securities or proceeds from the sale of unallocated securities used to repay any exempt loan? .... ☐ Yes ☐ No

11 a Does the ESOP hold any preferred stock? .... ☐ Yes ☐ No

b If the ESOP has an outstanding exempt loan with the employer as lender, is such loan part of a "back-to-back" loan? (See instructions for definition of "back-to-back" loan.) .... ☐ Yes ☐ No

12 Does the ESOP hold any stock that is not readily tradable on an established securities market? .... ☐ Yes ☐ No

For Paperwork Reduction Act Notice, see the Instructions for Form 5500. Schedule R (Form 5500) 2016
v. 160205

Part V Additional Information for Multiemployer Defined Benefit Pension Plans
13 Enter the following information for each employer that contributed more than 5% of total contributions to the plan during the plan year (measured in dollars). See instructions. Complete as many entries as needed to report all applicable employers.
a Name of contributing employer
b EIN C Dollar amount contributed by employer
d Date collective bargaining agreement expires (If employer contributes under more than one collective bargaining agreement, check box []
and see instructions regarding required attachment. Otherwise, enter the applicable date.) Month Day Year,
e Contribution rate information (If more than one rate applies, check this box [] and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)
(1) Contribution rate (in dollars and cents)
(2) Base unit measure: Hourly Weekly Unit of production Other (specify):
a Name of contributing employer
b EIN C Dollar amount contributed by employer
d Date collective bargaining agreement expires (If employer contributes under more than one collective bargaining agreement, check box []
and see instructions regarding required attachment. Otherwise, enter the applicable date.) Month Day Year
e Contribution rate information (If more than one rate applies, check this box [] and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)
(1) Contribution rate (in dollars and cents)
(2) Base unit measure: Hourly Weekly Unit of production Other (specify)
a Name of contributing employer
b EIN C Dollar amount contributed by employer
d Date collective bargaining agreement expires (If employer contributes under more than one collective bargaining agreement, check box []
and see instructions regarding required attachment. Otherwise, enter the applicable date.) Month Day Year
e Contribution rate information (If more than one rate applies, check this box [] and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)
(1) Contribution rate (in dollars and cents)
(2) Base unit measure:[] Hourly [] Weekly ~| Unit of production [] Other (specify)
a Name of contributing employer
b EIN C Dollar amount contributed by employer
d Date collective bargaining agreement expires (If employer contributes under more than one collective bargaining agreement, check box []
and see instructions regarding required attachment. Otherwise, enter the applicable date.) Month Day Year
e Contribution rate information (If more than one rate applies, check this box [] and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)
(1) Contribution rate (in dollars and cents)
(2) Base unit measure: Hourly Weekly Unit of production Other (specify):
a Name of contributing employer
b EIN C Dollar amount contributed by employer
d Date collective bargaining agreement expires (If employer contributes under more than one collective bargaining agreement, check box []
and see instructions regarding required attachment. Otherwise, enter the applicable date.) Month Day Year
e Contribution rate information (If more than one rate applies, check this box [] and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)
(1) Contribution rate (in dollars and cents)
(2) Base unit measure: Hourly Weekly Unit of production Other (specify)
a Name of contributing employer
b EIN C Dollar amount contributed by employer
d Date collective bargaining agreement expires (If employer contributes under more than one collective bargaining agreement, check box []
and see instructions regarding required attachment. Otherwise, enter the applicable date.) Month Day Year
e Contribution rate information (If more than one rate applies, check this box [] and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)
(1) Contribution rate (in dollars and cents)
(2) Base unit measure: [] Hourly [] Weekly [] Unit of production [] Other (specify):

Schedule R (Form 5500) 2016
14 Enter the number of participants on whose behalf no contributions were made by an employer as an employer of the participant for:
a The current year
b The plan year immediately preceding the current plan year
C The second preceding plan year
14a
14b
14c
15a
15 Enter the ratio of the number of participants under the plan on whose behalf no employer had an obligation to make an employer contribution during the current plan year to:
15b
a The corresponding number for the plan year immediately preceding the current plan year
b The corresponding number for the second preceding plan year
16 Information with respect to any employers who withdrew from the plan during the preceding plan year:
a Enter the number of employers who withdrew during the preceding plan year
b If line 16a is greater than 0, enter the aggregate amount of withdrawal liability assessed or estimated to be assessed against such withdrawn employers.
16a
16b
17 If assets and liabilities from another plan have been transferred to or merged with this plan during the plan year, check box and see instructions regarding supplemental information to be included as an attachment [1
c
Part VI Additional Information for Single-Employer and Multiemployer Defined Benefit Pension Plans
18 If any liabilities to participants or their beneficiaries under the plan as of the end of the plan year consist (in whole or In part) of liabilities to such participants and beneficiaries under two or more pension plans as of immediately before such plan year, check box and see instructions regarding supplemental information to be included as an attachment []
19 If the total number of participants is 1,000 or more, complete lines (a) through (c)
Enter the percentage of plan assets held as: Stock: % Investment-Grade Debt: % High-Yield Debt: % Real Estate: % Other:
Provide the average duration of the combined investment-grade and high-yield debt:
[] 0-3years [] 3-6years [] 6-9years [] 9-12years [] 12-15years [] 15-18years [] 18-21 years [] 21 years or more
What duration measure was used to calculate line 19(b)?
[Part VII IRS Compliance Questions
20a Is the plan a 401 (k) plan? If “No,” skip b [] Yes [] No
[] Design-based [] “Prior year”
20b How did the plan satisfy the nondiscrimination requirements for employee deferrals under section safe harbor [] ADP test
401 (k)(3) for the plan year? Check all that apply: [] “Current year” []N/A
[] ADP test []
21a What testing method was used to satisfy the coverage requirements under section 410(b) for the plan Ratio Average []
year? Check all that apply: [] percentage benefit test D N/A test
21 b Did the plan satisfy the coverage and nondiscrimination requirements of sections 410(b) and 401(a)(4) [] yes []no for the plan year by combining this plan with any other plan under the permissive aggregation rules?
22a If the plan is a master and prototype plan (M&P) or volume submitter plan that received a favorable IRS opinion letter or advisory letter, enter the date of the letter and the serial number .
22b If the plan is an individually-designed plan that received a favorable determination letter from the IRS, enter the date of the most recent determination letter.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	Riverview Financial Corporation 401(k) Retirement Plan

/s/ Kirk D. Fox
Kirk D. Fox
Plan Trustee

Date:	June 28, 2017